

May 22, 2008

Room 7010

F. George Orr
Chief Financial Officer, Secretary and Director
Valcent Products Inc.
Suite 1010- 789 West Pender Street, Vancouver
British Columbia V6C 1H2

> **Re:** **Valcent Products Inc.**
> **Form 20-F for Fiscal Year Ended March 31, 2007**
> **File No. 000-30858**

Dear Mr. Orr:

   We have reviewed your response letter dated April 21, 2008 and have the following comment. Where indicated, we think you should revise your document. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 20-F for the year ended March 31, 2007

Note 5. Product License, page F-8

1. We note your response to prior comment 5 which indicates you will ensure future filings include expanded disclosures regarding your accounting for the July 2005 product licensing agreement. Please address the following:
   - Clarify the appropriateness of capitalizing the $153,000 license fee and $153,000 product development costs under both Canadian and US GAAP.
   - Given the significance of this asset to your balance sheet, tell us how the Company assesses this asset for impairment under both Canadian and US GAAP.

Note 7. Global Green Joint Venture, page F-9

2. We note your response to prior comment 6 that indicates you will revise future filings to expand disclosure regarding the accounting for your interest in the Global Green Joint Venture. Supplementally tell us how you are accounting for your interest in the Global Green Joint Venture, specifically addressing how you are accounting for your costs to provide support, research and development and use of the warehouse and how you account for the reimbursement of those costs by Global Green under both Canadian and US GAAP.

Note 9. Convertible Notes, page F-10

3. We note your response to prior comments 7 & 8 with regards to your accounting for each issuance of convertible notes presented in your financial statements and have the following comments.
    -   Please confirm that the clarifying information you provided in response to the first five bullets will be included in future filings.
    -   We note your comparison of accounting for these instruments under Canadian GAAP and US GAAP and that for US GAAP purposes you rely on the guidance set forth in EITF 00-27. Please provide us with further information regarding your US GAAP accounting. With reference to SFAS 133 and EITF 00-19, help us understand the appropriateness of your accounting under EITF 00-27. Revise your disclosure to provide sufficient clarifying information regarding US GAAP accounting so that a reader can understand the basis for any necessary reconciling item. In this regard, we note some apparent differences in the methodologies applied under Canadian GAAP and EITF 00-27.
    -   With reference to the specific conversion terms for each security, provide us with your calculation under EITF 00-27, including the fair value assigned to the warrants, the debt and the resulting beneficial conversion feature. Address the apparent accounting difference resulting from warrants issued in connection with the issuance of the convertible notes and warrants that will be issued upon conversion of the notes. Identify your basis of accounting under both Canadian and US GAAP.

4. We note your reference to the CICA Handbook Section 1605 with regards to how and when you correct errors in previously reported financial statements. Tell us when you plan to file your March 31, 2008 financial statements in Canada and in the US. In this regard, tell us what consideration you have given to timely conveying to readers this apparent error under both US and Canadian GAAP.

You may contact Melissa Rocha at (202) 551-3854, Jeanne Baker at (202) 551-3691 or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Branch Chief

CC: Peter F. Waltz
       (303)796-2777